Exhibit 99.1

Elk-Antelope Joint Venture Selects LNG Project Sites

Project now enters basis of design

SINGAPORE and PORT MORESBY, Papua New Guinea, July 2, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) and the PRL 15 joint venture participants have unanimously endorsed recommendations from Total SA for key project infrastructure sites for development of the Elk-Antelope gas field in Papua New Guinea.

The central processing facility for the Elk-Antelope gas field, on which the project is based, will be near the Purari River in the Gulf Province, about 360km north-west of Port Moresby, and will be connected to the LNG facility by onshore and offshore gas and condensate pipelines.

Caution Bay near Port Moresby has been selected as the site for Papua New Guinea's second liquefied natural gas plant.

The project will be known as Papua LNG.

Papua LNG, which will be operated by Total SA and includes InterOil and Oil Search, will further refine site locations and pipeline corridors as part of project development.

Selection of the final development concept, including the size and capacity of facilities, is expected in early 2016 when appraisal of the Elk-Antelope field has been completed.

This will be followed by front-end engineering and design with early works scheduled to begin later in 2016.

InterOil Chief Executive Dr Michael Hession said the venture would now enter basis of design, a significant milestone for the Papua LNG project.

"Sites were chosen for their technical, economic and environmental benefits and followed extensive surveys and studies by Total over the past year," Dr Hession said.

"These sites represent the best locations. The central processing facility in the Gulf Province will be near the gas field with river access. The LNG facility near Port Moresby has potential for synergies with existing infrastructure and sufficient land for significant LNG train expansion."

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include interests in one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President, Investor Relations	David Wu Vice President, Investor Relations	Cynthia Black Investor Relations, North America
T: +65-6507-0222 E: michael.lynn@interoil.com	T: +65-6507-0222 E: david.wu@interoil.com	T: +1-212-653-9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President, Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65-6507-0222 E: robert.millhouse@interoil.com	T: +61-418-708-663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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